January 11, 2024 Securities and Exchange Commission 100 F Street, NE

One International Place

40th Floor

100 Oliver Street

Boston, MA 02110-2605

+1 617 728 7100 Main

+1 617 426 6567 Fax

www.dechert.com

STEPHANIE A. CAPISTRON

STEPHANIE.CAPISTRON@DECHERT.COM

+1 617 728 7127 DIRECT

Washington, D.C. 20549

Attention: Mr. Brian Szilagyi

Re: Virtus Asset Trust (the “Registrant”)

(File Nos. 333-275759 and 333-275760)

Dear Mr. Szilagyi:

This letter responds to the comments you provided to Kimberley Church and me in a telephonic discussion on December 18, 2023 with respect to your review of the Registrant’s Registration Statements filed on Form N-14 under the Securities Act of 1933, as amended, on November 28, 2023 (the “Registration Statements”) in connection with (1) the reorganization of Virtus Seix High Yield Income Fund, a series of Virtus Strategy Trust (the “High Yield Income Fund”), and Virtus Seix High Income Fund, a series of the Registrant, with and into Virtus Seix High Yield Fund, also a series of the Registrant (the “High Yield Reorganization”), and (2) the reorganization of Virtus Seix Ultra-Short Bond Fund, a series of the Registrant, with and into Virtus Seix U.S. Government Securities Ultra-Short Bond Fund, also a series of the Registrant (the “Ultra-Short Reorganization”). We have reproduced your comments below, followed by the Registrant’s responses. Capitalized terms have the meanings attributed to such terms in the Registration Statements.

Accounting Comments Applicable to the High Yield Reorganization

Comment 1.

The financial statements of the Funds that are either incorporated by reference or included in the Registration Statement must be dated within 245 days of effectiveness of the Registration Statement. The Staff notes that the March 31, 2023 financial statements of the High Yield Income Fund are considered stale. Please incorporate by reference or include more recent financial statements for the High Yield Income Fund.

Response 1.	The Registrant has updated the Registration Statement to incorporate the September 30, 2023 financial statements by reference.

Comment 2.	With respect to the Fee Table, please confirm in correspondence that the fees presented represent current fees in accordance with Item 3 of Form N-14.

Response 2.	The Registrant confirms that the fees and expenses reflected in the Fees and Expenses Table of the Registration Statement represent current fees as required by Form N-14, Item 3.

Comment 3.

With respect to Fee Table footnotes (b) and (c), please confirm in correspondence that the expenses subject to recapture for each Acquired Fund will not be carried over to the combined fund. If the expenses subject to recapture for one or both of the Acquired Funds will be carried over to the combined fund, please confirm that the potential recapture of previously waived expenses is accurately reflected in the pro forma column.

Response 3.

The Registrant notes that, as a technical matter, the Acquiring Fund will acquire all liabilities of the Acquired Funds, including liabilities for recapture of operating expenses reimbursed and/or fees waived. At present, however, it is not anticipated that any such expenses reimbursed or fees waived will be subject to recapture, given that each class of the Acquiring Fund is operating in excess of its current expense limit. The Registrant confirms that the pro forma column in the Fee Table accurately reflects the current amounts subject to recapture.

Comment 4.	With respect to Fee Table footnote (e), please confirm in correspondence that the potential recapture of previously waived expenses is accurately reflected in the pro forma column.

Response 4.	The Registrant confirms that the potential recapture described in Fee Table footnote (e) is accurately reflected in the pro forma column of the Fee Table.

Comment 5.

In the “INFORMATION ABOUT THE REORGANIZATION—Agreements and Plans of Reorganization” section, please disclose whether the merger of each Acquired Fund into the Acquiring Fund must be approved by shareholders in order for the transaction to occur.

Response 5.	The Registrant has incorporated this comment into its Registration Statement by adding disclosure to the “Agreements and Plans of Reorganizations” section as follows (new disclosure underlined):

“The reorganization of each of the High Yield Income Fund and High Income Fund with and into the Acquiring Fund is not subject to shareholder approval. The Plan provides that all of the assets of the Acquired Funds will be acquired by the Acquiring Fund in exchange for Class A, Class I and Class R6 shares of the Acquiring Fund and the assumption by the Acquiring Fund of all of the liabilities of the Acquired Funds on or about February 23, 2024, or such other date as may be agreed upon by the parties (the “Closing Date”). Prior to the Closing Date, the Acquired Fund will endeavor to discharge or accrue for all of its known liabilities and obligations.”

Comment 6.	In the “INFORMATION ABOUT THE REORGANIZATION—Federal Income Tax Consequences” section, please disclose whether the capital loss carryforwards can be carried forward indefinitely.

Response 6.	The Registrant has updated the Registration Statement in accordance with this comment by adding an additional paragraph to the “Federal Income Tax Consequences” section as follows:

“The capital loss carryforwards of each Acquired Fund are carried forward without expiration and generally retain their short-term and/or long-term tax character, as applicable. The Acquiring Fund can use the Acquired Funds’ capital loss carryforwards to offset future realized capital gains, if any, to the extent permitted by the Code.”

Comment 7.

The capitalization table in the “INFORMATION ABOUT THE REORGANIZATION—Pro Forma Capitalization” section should be current. Please confirm in correspondence that there have been no material changes since the most recent balance sheet that should be reflected in the table.

Response 7.	The Registrant confirms that there have been no material changes to the capitalization of the Acquired Fund, Acquiring Fund and pro forma combined fund since September 30, 2023.

Comment 8.

In the capitalization table, please include a negative one penny ($ -0.01) adjustment to the Class I net asset value per share as the net asset value per share of this share class changes from $7.56 in the Acquiring Fund column to $7.55 in the pro forma column.

Response 8.	The Registrant has updated the Registration Statement in accordance with this comment.

Comment 9.

In the Financial Highlights table included in Exhibit C for the High Yield Income Fund, “Portfolio Turnover Rate” column, we note that the footnote anchor in the Annual Report is 3 instead of 2. Please update the table in Exhibit C for consistency with the Annual Report.

Response 9.	The Registrant has updated the Registration Statement in accordance with this comment.

Comment 10.

In the Financial Highlights table included in Exhibit C for the High Yield Income Fund, “Ratio of Net Expenses to Average Net Assets” column, we note that the amount provided in the Annual Report for Administrative Class shares during the period ended September 30, 2023 is 1.02%, whereas the corresponding amount provided in the Registration Statement is 0.02%. Please update the table in Exhibit C for consistency with the Annual Report.

Response 10.	The Registrant has updated the Registration Statement in accordance with this comment.

Comment 11.

We note that PricewaterhouseCoopers LLP’s consent references the September 30, 2023 financials for the High Yield Income Fund but the financials are not included in the Registration Statement or incorporated by reference. Please incorporate the September 30, 2023 financials into the Registration Statement or provide an updated consent.

Response 11.	The Registrant has updated the Registration Statement to incorporate the September 30, 2023 financial statements by reference.

Accounting Comments Applicable to the Ultra-Short Reorganization

Comment 1.	Please disclose the rationale for excluding Class R6 shares of the Acquiring Fund from the Fee Table.

Response 1.

The Registrant respectfully notes that the Class R6 shares are not part of the Reorganization. Therefore, the Registrant believes it is appropriate to omit the Class R6 shares from the Fee Table. The Registrant has added disclosure specifying that the Acquiring Fund offers an additional class of shares that is not being distributed to Acquired Fund shareholders in connection with the Reorganization and is therefore not included in the Fee Table.

Comment 2.	With respect to the Fee Table, please confirm in correspondence that the fees presented represent current fees in accordance with Item 3 of Form N-14.

Response 2.	The Registrant confirms that the fees and expenses reflected in the Fees and Expenses Table of the Registration Statement represent current fees as required by Form N-14, Item 3.

Comment 3.

With respect to Fee Table footnote (a), please confirm in correspondence that the expenses subject to recapture for the Acquired Fund will not be carried over to the combined fund. If the expenses subject to recapture for the Acquired Fund will be carried over to the combined fund, please confirm that the potential recapture of previously waived expenses is accurately reflected in the pro forma column.

Response 3.

The Registrant notes that, as a technical matter, the Acquiring Fund will acquire all liabilities of the Acquired Fund, including liabilities for recapture of operating expenses reimbursed and/or fees waived. At present, however, it is not anticipated that any such expenses reimbursed or fees waived will be subject to recapture, given that each class of the Acquiring Fund is operating in excess of its current expense limit. The Registrant confirms that the pro forma column in the Fee Table accurately reflects the current amounts subject to recapture.

Comment 4.

With respect to Fee Table footnote (b), the expense limits in place through April 30, 2025 (0.66% for Class A Shares and 0.41% for Class I Shares) are inconsistent with those described in the second paragraph following “How do the funds’ fees and expenses compare” (0.65% for Class A Shares and 0.40% for Class I Shares). Consider updating this footnote to describe the expense limits in place through April 30, 2024, and including a reference to and/or description of the expense limitation agreement that has been approved through April 30, 2025.

Response 4.	The Registrant has updated the Registration Statement in accordance with this comment and has included an additional footnote to the Fee Table as follows (new disclosure underlined):

“(b) The Acquiring Fund’s investment adviser has contractually agreed to limit the Acquiring Fund’s total operating expenses (excluding certain expenses, such as front-end or contingent deferred sales charges, taxes, leverage and borrowing expenses (such as commitment, amendment and renewal expenses on credit or redemption facilities), interest, brokerage commissions, expenses incurred in connection with any merger or reorganization, unusual or infrequently occurring expenses (such as litigation), acquired fund fees and expenses, and dividend expenses, if any) so that such expenses do not exceed 0.66% for Class A Shares and 0.41% for Class I Shares through April 30, ~~2025~~2024. Following the contractual period, the adviser may discontinue these expense reimbursement arrangements at any time. Under certain conditions, the adviser may recapture operating expenses reimbursed and/or fees waived under these arrangements for a period of three years following the date such waiver or reimbursement occurred, provided that the recapture does not cause the fund to exceed its expense limit in effect at the time of the waiver or reimbursement, and any in effect at the time of recapture, after repayment is taken into account.

(c) Beginning February 23, 2024, the Acquiring Fund’s investment adviser has contractually agreed to limit the pro forma combined fund’s total operating expenses (excluding certain expenses, such as front-end or contingent deferred sales charges, taxes, leverage and borrowing expenses (such as commitment, amendment and renewal expenses on credit or redemption facilities), interest, brokerage commissions, expenses incurred in connection with any merger or reorganization, unusual or infrequently occurring expenses (such as litigation), acquired fund fees and expenses, and dividend expenses, if any) so that such expenses do not exceed 0.65% for Class A Shares and 0.40% for Class I Shares through April 30, 2025. Prior to April 30, 2025, only the Acquiring Fund’s Board can modify or terminate the expense limitation agreement. Following the contractual period, the adviser may discontinue these expense reimbursement arrangements at any time. Under certain conditions, the adviser may recapture operating expenses reimbursed and/or fees waived under these arrangements for a period of three years following the date such waiver or reimbursement occurred, provided that the recapture does not cause the fund to exceed its expense limit in effect at the time of the waiver or reimbursement, and any in effect at the time of recapture, after repayment is taken into account.”

Comment 5.	With respect to Fee Table footnote (b), please confirm in correspondence that the potential recapture of previously waived expenses is accurately reflected in the pro forma column.

Response 5.	The Registrant confirms that the potential recapture described in Fee Table footnote (b) is accurately reflected in the pro forma column of the Fee Table.

Comment 6.

The capitalization table in the “INFORMATION ABOUT THE REORGANIZATION—Pro Forma Capitalization” section should be current. Please confirm in correspondence that there have been no material changes since the most recent balance sheet that should be reflected in the table.

Response 6.	The Registrant confirms that there have been no material changes to the capitalization of the Acquired Fund, Acquiring Fund and pro forma combined fund since September 30, 2023.

Comment 7.

In the Financial Highlights table included in Exhibit B for the Virtus Seix U.S. Government Securities Ultra-Short Bond Fund, please either include all share classes of this Fund, even if those share classes are not participating in the Reorganization, or disclose the rationale for excluding certain share classes.

Response 7.

The Registrant respectfully notes that the Class R6 shares are not part of the Reorganization and are not impacted by the Reorganization. Therefore, the Registrant believes it is appropriate to omit the Class R6 shares from the Financial Highlights. The Registrant has added disclosure specifying that the Acquiring Fund offers an additional class of shares that is not being distributed to Acquired Fund shareholders in connection with the Reorganization and is therefore not included in the Financial Highlights.

Comment 8.

In the final paragraph of the SUPPLEMENTAL FINANCIAL INFORMATION section in the SAI, please confirm the as-of date for the Schedule of Investments, which the Staff believes should be September 30, 2023.

Response 8.	The Registrant confirms that the Schedule of Investments as-of date is September 30, 2023. The Registrant has revised the Registration Statement as follows (new disclosure underlined):

“A schedule of investments of the Acquired Fund as of ~~June~~ September 30, 2023 is included below and is annotated to reflect the anticipated sale of a portion of the Acquired Fund’s portfolio holdings in connection with the Reorganization. Notwithstanding the foregoing, changes may be made to the Acquired Fund’s portfolio in ~~advance of~~ connection with the Reorganization and/or to the Acquiring Fund’s portfolio following the Reorganization.”

Comment 9.	In the SUPPLEMENTAL FINANCIAL INFORMATION section in the SAI, please provide qualitative disclosure regarding the potential costs and tax effects of repositioning the Acquired Fund’s portfolio.

Response 9.	The Registrant has incorporated this comment into the Registration Statement as follows (new disclosure underlined):

“Certain assets currently held by the Acquired Fund cannot be transferred to the Acquiring Fund because the assets do not align with the Acquiring Fund’s principal investment strategies. See “How do the Funds’ investment objectives and principal investment strategies compare?” in the Prospectus/Information Statement. Based on the Acquired Fund’s holdings as of September 30, 2023, the Acquired Fund expects to sell approximately ~~73~~77% of its portfolio in ~~advance~~ connection with the Reorganization. The resulting proceeds will be invested in accordance with the Acquiring Fund’s principal investment strategies. Based on the portfolio as of September 30, 2023, the repositioning is expected to result in the realization of a net capital loss. The costs associated with repositioning the Acquired Fund’s portfolio are estimated to be approximately $24,000, or 13 basis points, as of December 21, 2023. Capital loss carryforwards available to the Acquired Fund and Acquiring Fund will be used to offset capital gains realized, if any, on the sale of Acquired Fund securities to the extent permitted by the Internal Revenue Code of 1989, as amended.”

Comment 10.	In the SUPPLEMENTAL FINANCIAL INFORMATION section in the SAI, please disclose whether the portfolio repositioning is forced or planned.

Response 10.

The Registrant respectfully acknowledges the Staff’s comment and notes that the portfolio repositioning is required based on the differences between the Acquired Fund’s and Acquiring Fund’s principal investment strategies (and in particular, the Acquiring Fund’s policy to invest at least 80% of its net assets in U.S. government securities, a requirement that does not apply to the Acquired Fund). The Registrant believes that the updated disclosure included in Response 9 adequately addresses this comment.

Comment 11.

In the SUPPLEMENTAL FINANCIAL INFORMATION section in the SAI, please quantify in dollars and basis points the costs of the portfolio repositioning, including the brokerage costs incurred to sell or purchase Acquired Fund securities.

Response 11.	The Registrant has updated the Registration Statement in accordance with this comment. Please refer to Response 9 above.

Comment 12.

In the SUPPLEMENTAL FINANCIAL INFORMATION section in the SAI, please disclose the tax effects of portfolio repositioning, including any capital gains distributions resulting from the generation of capital gains due to the sale of Acquired Fund securities. Please include the capital gains distributions in total dollars and on a per share basis.

Response 12.

The Registrant has updated the Registration Statement in accordance with this comment. Please refer to Response 9 above. The Registrant notes that no capital gains distributions are expected based on the Acquired Fund’s portfolio as of September 30, 2023.

Comment 13.

In the SUPPLEMENTAL FINANCIAL INFORMATION section in the SAI, with respect to the Schedule of Investments table, “Total Net Assets,” please adjust the formatting so that the information included in this row is aligned with the corresponding columns.

Response 13.	The Registrant has updated the Registration Statement in accordance with this comment.

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We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (617) 728-7127 if you wish to discuss this correspondence further.

Very truly yours,

/s/ Stephanie A. Capistron

Stephanie A. Capistron